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Exhibit (a)(1)(D)

        Letter to Brokers and Dealers with Respect to
Offer to Purchase
All Outstanding Shares
of

Care.com, Inc.

at

$15.00 Per Share of Common Stock, Net in Cash
The Preferred Share Offer Price Described Below For Each Share of Series A Convertible
Preferred Stock, Net in Cash
Pursuant to the Offer to Purchase
Dated January 13, 2020

by

Buzz Merger Sub Inc.

a wholly-owned subsidiary of

IAC/InterActiveCorp

        THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON FEBRUARY 10, 2020, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE "EXPIRATION DATE").

January 13, 2020

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

        We have been engaged by Buzz Merger Sub Inc., a Delaware corporation ("Purchaser"), and a wholly-owned subsidiary of IAC/InterActiveCorp, a Delaware corporation ("Parent"), to act as Information Agent in connection with Purchaser's offer to purchase (the "Offer") (i) all outstanding shares of common stock, par value $0.001 per share (the "Common Shares"), of Care.com, Inc., a Delaware corporation ("Care.com"), at a price per Common Share of $15.00 (the "Common Share Offer Price") and (ii) all outstanding shares of Series A Convertible Preferred Stock, par value $0.001 per share (the "Preferred Shares," and together with the Common Shares, the "Shares"), of Care.com, at (x) 150% of the Liquidation Preference per share, as specified in the Certificate of Designations for the Preferred Shares (the "Certificate of Designations"), plus (y) Accrued and Unpaid Dividends payable in respect of such Preferred Shares, as specified in the Certificate of Designations, in the case of clauses (x) and (y), calculated as of and including the Expiration Date, pursuant to the terms of the Certificate of Designations (such amount, the "Preferred Share Offer Price" and the Common Share Offer Price and Preferred Share Offer Price collectively, the "Offer Price"), in each case, net to the holder in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions described in the Offer to Purchase, dated January 13, 2020 (together with any amendments or supplements thereto, the "Offer to Purchase") and in the related Letter of Transmittal (together with any amendments or supplements thereto, the "Letter of Transmittal") enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee. At the effective time of the Merger (as defined below), each Share issued and outstanding immediately prior to such time (other than any (i) Shares held in the treasury of Care.com, (ii) Shares that at the commencement of the Offer were owned by Parent or Purchaser, or any direct or indirect wholly-owned subsidiaries of Care.com, Parent or Purchaser, (iii) Shares irrevocably accepted for payment in the Offer and (iv) Shares held by Care.com stockholders who properly demand and perfect appraisal rights under Delaware law, which will be cancelled and for which no payment will be delivered) will be converted into the right to receive an amount in cash equal to the Offer Price.

        THE BOARD OF DIRECTORS OF CARE.COM, AT A MEETING DULY CALLED AND HELD AND ACTING BY UNANIMOUS APPROVAL OF THE DIRECTORS PRESENT AT THE MEETING, RECOMMENDED THAT CARE.COM'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR COMMON SHARES AND PREFERRED SHARES, AS APPLICABLE, TO PURCHASER IN RESPONSE TO THE OFFER.

        The Offer is not subject to any financing condition. The conditions to the Offer are described in Section 13 of the Offer to Purchase.

        For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

        1.     the Offer to Purchase;

        2.     the Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;

        3.     a Notice of Guaranteed Delivery to be used to accept the Offer if certificates for Shares are not immediately available and cannot be delivered to Computershare Trust Company, N.A. (the "Depositary") prior to the Expiration Date, or who cannot complete the procedure for book-entry transfer prior to the Expiration Date or who cannot deliver all required documents to the Depositary prior to the Expiration Date, (the "Notice of Guaranteed Delivery"); and

        4.     a form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer.

        We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at one minute after 11:59 p.m., Eastern Time, on February 10, 2020, unless the Offer is extended or earlier terminated.

        The Offer is being made in connection with the Agreement and Plan of Merger, dated as of December 20, 2019 (together with any amendments or supplements thereto, the "Merger Agreement"), among Care.com, Parent and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Care.com, without a meeting of Care.com's stockholders in accordance with Section 251(h) of the Delaware General Corporation Law (the "DGCL"), with Care.com continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the "Merger").

        After careful consideration, the Care.com board of directors, at a meeting duly called and held and acting by unanimous approval of the directors present at the meeting, adopted resolutions (i) determining that the transactions contemplated by the Merger Agreement (the "Transactions"), including the Offer and the Merger, are advisable, fair to and in the best interests of Care.com and its stockholders, (ii) approving, adopting and declaring advisable the Merger Agreement and the Transactions, including the Offer and the Merger, (iii) determining that the Merger shall be effected as soon as practicable following the Acceptance Time without a vote of Care.com's stockholders pursuant to Section 251(h) of the DGCL and (iv) recommending that Care.com's stockholders accept the Offer and tender their Common Shares and Preferred Shares, as applicable, to Purchaser in response to the Offer. In addition, concurrently with entering into the Merger Agreement, Parent and Purchaser entered in separate Support Agreements (as defined in the Offer to Purchase), with each of (i) Sheila Lirio Marcelo, the Founder, Chairwoman of the Care.com Board and Chief Executive Officer of Care.com, and The Sheila L. Marcelo 2012 Family Trust, (ii) CapitalG LP and (iii) Tenzing Global Management LLC and Tenzing Global Investors Fund I LP. The stockholders that are party to the Support Agreements have agreed to tender a total of 4,100,500 Common Shares and 46,350 Preferred Shares pursuant to such agreements.

        Purchaser will pay for Shares tendered (and not validly withdrawn) pursuant to the Offer only after timely receipt by the Depositary of (i) certificates for (or a timely Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to) such Shares, (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal), and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. If stockholders are unable to deliver any required document or instrument to the Depositary by the Expiration Date, they may gain some extra time by having a broker, a bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the Notice of Guaranteed Delivery. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmation with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares. Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Tender Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary prior to the Expiration Date.

        Except as set forth in the Offer to Purchase, neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or other person, other than to us, as the information agent and Computershare Trust Company, N.A., as the depositary and paying agent, for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by Parent and Purchaser for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

        Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.

          Very truly yours,

          GEORGESON LLC

Nothing contained herein or in the enclosed documents shall render you or any person the agent of Parent, Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement or representation on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

Georgeson LLC
1290 Avenue of the Americas, 9th Floor
New York, NY 10104
Stockholders, Banks and Brokers Call Toll Free: (888) 660-8331

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  Exhibit (a)(1)(D)
  January 13, 2020
The Information Agent for the Offer is